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                   January 24, 2023

       Adam He
       Chief Executive Officer
       Professional Diversity Network, Inc.
       55 E. Monroe Street, Suite 2120
       Chicago, Illinois 60603

                                                        Re: Professional
Diversity Network, Inc.
                                                            Registration
Statement on form S-3
                                                            Filed January 19,
2023
                                                            File No. 333-269304

       Dear Adam He:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch
       Chief, at 202-551-3453 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Technology
       cc:                                              Charles Wu